222 W. Merchandise Mart Plaza, Suite 1300

Chicago, Illinois 60654

March 26, 2025

VIA EDGAR

Ms. Eiko Yaoita Pyles

Ms. Melissa Gilmore

Division of Corporate Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:Conagra Brands, Inc.

Form 10-K for the fiscal year ended May 26, 2024

Filed July 11, 2024

Form 8-K furnished on December 19, 2024

File No. 001-07275

Dear Ms. Pyles and Ms. Gilmore:

This letter sets forth the response of Conagra Brands, Inc. (“we” or “our”) to the Staff's comment letter dated March 17, 2025, on the above referenced Form 10-K and Form 8-K. We have also included the comment along with our response to aid in the review process.

Form 10-K for the fiscal year ended May 26, 2024

Consolidated Statements of Earnings, page 38

1.	We note that you included the impairment charges in the Selling, General and Administrative expenses line item of the statement of earnings. Please present the charges related to impairments in a separate line item with charges related to goodwill presented separately from other impairment charges in accordance with ASC 350-20-45-2.

Response:

In response to the Staff’s comment, in future filings, in the cost and expenses itemization in the statement of earnings, we will present charges related to impairments in a separate line item and we will separately present charges related to goodwill, if recognized. As disclosed in Note 8 – Goodwill and Other Identifiable Intangible Assets, we recognized goodwill and intangible impairment charges of $526.5 million and $430.2 million, respectively in fiscal year 2024. We respectfully submit that the requested change would not materially change a reader’s understanding of the Company’s results of operations, as the nature and amount of the impairment charges is reflected within Note 8 and in our Critical Accounting Estimates.

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Form 8-K furnished on December 19, 2024

Exhibit 99.1

2.	We note in your earnings releases, you removed advertising and promotion expenses from adjusted selling, general and administrative expense, a non-GAAP measure, because this metric is used in reporting to management, and management believes this adjusted measure provides useful supplemental information to assess the company’s operating performance. Please tell us your consideration of the guidance in Questions 100.01 and 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response:

In response to the Staff’s comment, we note that we believe that the presentation excluding advertising and promotion expenses from our adjusted selling, general and administrative expenses provides our investors with more transparency into our quarterly results and useful supplemental information by separating advertising and promotion expenses, including as a percent of net sales, from other selling, general and administrative expenses. As disclosed in Note 2 of Exhibit 99.1 to our Form 8-K furnished on December 19, 2024, advertising and promotion expenses are not removed from our presentation of adjusted operating profit nor from our presentation of adjusted diluted EPS.

However, in consideration of the Staff’s comments, in future filings, we will present adjusted selling, general and administrative expenses including advertising and promotion expenses and provide our investors with advertising and promotion expenses in both absolute dollars and as a percent of net sales as supplemental information in a footnote in our non-GAAP reconciliation table for adjusted selling, general and administrative expenses to continue to provide more transparency into our quarterly results. Set forth below, for illustrative purposes only, is an example of the updated disclosure based on Exhibit 99.1 to the Form 8-K furnished on December 19, 2024.

Q2 FY25	Selling, general and administrative expenses [1]
Reported	$425.2
% of Net Sales	13.3%
Restructuring plans	73.3
Brand impairment charges	—
Corporate hedging derivative losses (gains)	—
Valuation allowance adjustment	—
Adjusted	$351.9
% of Net Sales	11.0%
Year-over-year % of net sales change - reported	196 bps
Year-over-year % of net sales change - adjusted	5 bps

Year-over-year change - reported	16.8%
Year-over-year change - adjusted	0.1%

[1] Includes advertising and promotion (A&P) expense of $69.3 million and $72.5 million for Q2 FY25 and Q2 FY24, respectively. A&P as a percentage of net sales was 2.2% and 2.3% for Q2 FY25 and Q2 FY24, respectively.

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3.	We note your non-GAAP financial measures contain several reconciling adjustments. Please revise your discussion in your Note on Non-GAAP Financial Measures to further describe the nature of each adjustment and the reasons why management believes the adjustment and information is useful to investors. Refer to the guidance in Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

In response to the Staff’s comments, we will update our Note on Non-GAAP Financial Measures to further describe adjustments and the usefulness to investors in accordance with the guidance in future filings. Set forth below, for illustrative purposes only, is an example of the updated disclosure based on Exhibit 99.1 to the Form 8-K furnished on December 19, 2024 (bold, underscored language indicates new disclosure).

Note on Non-GAAP Financial Measures

This document includes certain non-GAAP financial measures, including adjusted EPS, organic net sales, adjusted gross profit, adjusted operating profit, adjusted SG&A, adjusted corporate expenses, adjusted gross margin, adjusted operating margin, adjusted effective tax rate, adjusted net income attributable to Conagra Brands, free cash flow, net debt, net leverage ratio, and adjusted EBITDA. Management considers GAAP financial measures as well as such non-GAAP financial information in its evaluation of the company's financial statements. We believe these non-GAAP financial measures provide useful supplemental information to investors to facilitate year-over-year comparisons by removing non-recurring items and other items impacting comparability such as the impacts of foreign exchange, divested businesses and acquisitions, as well as the impact of any 53rd week, as noted in more detail for each measure below. We also believe the below financial measures are used by investors and analysts to assess the company's operating performance and financial position. These measures should be viewed in addition to, and not in lieu of, the company's diluted earnings per share, operating performance and financial measures as calculated in accordance with GAAP.

Organic net sales excludes, from reported net sales, the impacts of foreign exchange, divested businesses and acquisitions, as well as the impact of any 53rd week to provide a more transparent view of year-over-year comparability. All references to changes in volume and price/mix throughout this release are on an organic net sales basis.

Free cash flow is net cash from operating activities less additions to property, plant and equipment. Free cash flow conversion is free cash flow divided by adjusted net income attributable to Conagra Brands, Inc. We use this non-GAAP financial measure to provide additional information about the amount of cash available for debt repayment, dividend distributions, acquisition opportunities, and share repurchases after all of the company’s business needs and obligations are met.

References to adjusted items throughout this release refer to measures computed in accordance with GAAP less the impact of items impacting comparability. Items impacting comparability are income or expenses (and related tax impacts) that management believes have had, or are likely to have, a significant impact on the earnings of the applicable business segment or on the total corporation for the period in which the item is recognized, and are not indicative of the company's core operating results. We exclude these items that we believe affect comparability of underlying results from period to period and may obscure trends in our underlying profitability.

References to earnings before interest, taxes, depreciation, and amortization (EBITDA) refer to net income attributable to Conagra Brands before the impacts of discontinued operations, income tax expense (benefit), interest expense, depreciation, and amortization. For adjusted EBITDA, we exclude items resulting from infrequently occurring events or items that we believe significantly affect the year-to-year assessment of the company’s operating results.

Hedge gains and losses are generally aggregated, and net amounts are reclassified from unallocated corporate expense to the operating segments when the underlying commodity or foreign currency being hedged is expensed in segment cost of goods sold. The net change in the derivative gains (losses) included in unallocated corporate expense during the period is reflected as a comparability item, Corporate hedging derivate gains (losses). Since our hedging contracts are generally for future periods, this adjustment facilitates year-over-year comparisons of cost of goods sold, matching the derivative gains and losses with the underlying economic exposure being hedged for the period.

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We confirm that the company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Very truly yours,

/s/ David S. Marberger

David S. Marberger

Executive Vice President and Chief Financial Officer

Conagra Brands, Inc.

cc:Carey Bartell, Executive Vice President, General Counsel and Corporate Secretary

Conagra Brands, Inc.

William Eric Johnson, Senior Vice President, Corporate Controller

Conagra Brands, Inc.